February 16, 2010

BY EDGAR AND FACSIMILE

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3720
100 F Street, N.E.
Washington, DC  20549

Re:	GenVec, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed: March 16, 2009
File No.: 000-24469

Definitive Proxy Statement
Filed April 30, 2009

Dear Mr. Riedler:

On behalf of GenVec, Inc. (the “Company”), this letter is in response to your letter of comment dated January 29, 2010 to Dr. Paul H. Fischer, with respect to the Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Definitive Proxy Statement filed April 30, 2009.

On behalf of the Company, we respectfully submit the following responses with respect to each comment contained in the January 29, 2010 letter.  For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.  The statement requested by the Staff is enclosed with this letter.

Form 10-K for the Fiscal Year ended December 31, 2008
Item 1. Business
Intellectual Property, Page 9

1.
We note your response to Comment 1 and your proposed disclosure describing the three license agreements you plan to file with your 2010 Form 10-K. Please revise your proposed disclosure to disclose the latest expiring patents under each license agreement. In addition, for the Cornell agreement, please disclose the aggregate potential milestone obligations, if such obligations exist.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
February 16, 2010

We respectfully advise the Staff that the Company does not have any milestone payments under the Cornell agreement. The Company is only obligated to pay royalties and minimum royalties based on sales levels after commercialization.

The Company’s proposed disclosure (as provided in our letter to the Staff dated January 15, 2010) has been revised below to disclose the latest expiring patents under each of the agreements that the Company proposes to include in its future filings, including in the Form 10-K for the fiscal year ended December 31, 2009. For your reference, we have reproduced the proposed disclosure in full and have underlined the additional requested disclosure:

•
In May 1993, we entered into a license agreement with ARCH Development Corporation, a non-profit corporation associated with the University of Chicago (“Arch”) that has subsequently been restated and amended. Concurrently with entering into that agreement, we also entered into a license agreement with ARCH Development Corporation and the Dana-Farber Cancer Institute, Inc. (“DFCI”)  Pursuant to these two license agreements, which we refer to together as the UC-Tech Agreements, ARCH and DFCI granted us exclusive, worldwide royalty bearing licenses to certain intellectual property rights pertaining to TNFerade. We have previously made a $50,000 milestone payment under the UC-Tech Agreements pursuant to provisions that require us to make a milestone payment equal to $50,000 at the time of filing of an Investigational New Drug Application on a licensed product and $250,000 at the time of filing of an New Drug Application (NDA) on a licensed product (up to a certain maximum number of NDAs). No royalty payments have been made to date, and prior to commercialization of a licensed product, we have no royalty obligations pursuant to the UC-Tech Agreements. The UC-Tech Agreements are terminable by the licensors if we are in material breach of the agreements that we fail to cure or if we become insolvent. We also have the right to terminate the agreements for an uncured material breach or for convenience with prior notice. The UC-Tech Agreements continue in full force until the expiration of all patents or applications covered thereby, unless otherwise terminated. The latest expiring patent under the UC-Tech Agreements expires on September 22, 2026.

•
In May 1998, we entered into an Amended and Restated Exclusive License Agreement with the Cornell Research Foundation, which was subsequently amended.  Pursuant to the Cornell agreement we license certain proteins, genes, gene vectors and similar biological materials that relate to our adenovector platform. We are obligated to pay Cornell a yearly maintenance fee of $50,000 (creditable against any royalties payable in that year). No royalty payments have been made to date, and prior to commercialization of a licensed product, we have no royalty obligations to Cornell. The Cornell agreement may be terminated by Cornell or by us in the event of an uncured material breach by the other party, or by us for any reason with prior written notice. The Cornell agreement continues in full force until the expiration of all patents or applications covered thereby, unless otherwise terminated. The latest expiring patent under the Cornell agreement expires on July 31, 2020.

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
February 16, 2010

Definitive Proxy Statement
Compensation Discussion and Analysis, page 14
Components of Executive Compensation, page 15

2.
We note your response to Comment 2 and your statement that you will discuss levels of achievement with regard to corporate goals and individual performance “[t]o the extent material to an understanding of the annual performance plan and actual compensation paid to the Company’s named executive officers.” Because your annual incentive awards are based on the achievement of corporate goals and individual performance, discussion of the level of achievement would provide information necessary to an understanding of your compensation policies and decisions regarding named executive officers. Please confirm that your 2010 proxy statement will include a discussion of the levels of achievement with regard to corporate goals and individual performance as they are used to determine the annual incentive awards granted to named executive officers.

The Company’s 2010 proxy statement will include a discussion of the levels of achievement with regard to corporate goals and individual performance as they are used to determine the annual incentive awards granted to named executive officers.

*     *     *     *

Please direct any questions, comments and advice of the Commission Staff to the undersigned at 410-659-2778 or Asher M. Rubin at 410-659-2777.

Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Paul H. Fischer, Ph.D., GenVec, Inc.
Douglas J. Swirsky, GenVec, Inc.
Bryan Pitko, SEC Staff
Suzanne Hayes, SEC Staff

Statement of GenVec, Inc.

February 16, 2010

Re:	GenVec, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed: March 16, 2009
File No.: 000-24469

Definitive Proxy Statement
Filed April 30, 2009

GenVec, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENVEC, INC.

By:	/s/ Douglas J. Swirsky
Douglas J. Swirsky
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary